C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/CPP/125/08

BY AIRMAIL

15th December, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

............../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 15th December, 2008 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement relating to Results of Special General Meeting held on 15th December, 2008

Date : 15th December, 2008

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.
(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

RESULTS OF SPECIAL GENERAL MEETING HELD ON 15 DECEMBER 2008

The Board is pleased to announce that (1) the ordinary resolutions relating to the Revised Annual Caps have been duly passed by the Independent Shareholders by way of poll; and (2) the ordinary resolutions relating to the re-election of the retiring Directors have been duly passed by the Shareholders on a show of hands, at the Special General Meeting held on 15 December 2008.

Reference is made to the circular of C.P. Pokphand Co. Ltd. (the "Company") dated 28 November 2008 (the "Circular") in relation to the Revised Annual Caps and the re-election of the retiring Directors. Unless the context otherwise requires, capitalized terms used herein shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that (1) the ordinary resolutions relating to the Revised Annual Caps have been duly passed by the Independent Shareholders by way of poll; and (2) the ordinary resolutions relating to the re-election of Mr. Chatchaval Jiaravanon, Mr. Pang Siu Chik, Mr. Sakda Thanitcul and Mr. Suphachai Chearavanont as Directors have been duly passed by the Shareholders on a show of hands, at the special general meeting of the Company (the "Special General Meeting") held on 15 December 2008.

As at the date of the Special General Meeting, there were 2,889,730,786 shares of the Company in issue. In accordance with the Listing Rules and as disclosed in the Circular, the Chearavanont Shareholders and their respective associates (who collectively are interested in 1,486,108,445 shares representing approximately 51.43% of the total issued share capital of the Company as at the date of the Special General Meeting) abstained from voting in relation to the relevant ordinary resolutions proposed to approve the Revised Annual Caps at the Special General Meeting. The total number of shares entitling the Independent Shareholders to attend and vote for or against the relevant resolutions in relation to the Revised Annual Caps was 1,403,622,341 shares, representing approximately 48.57% of the total issued share capital of the Company as at the date of the Special General Meeting. No shareholder of the Company eligible to attend the Special General Meeting was only entitled to vote against the relevant resolutions in relation to the Revised Annual Caps.

Details of the poll results in respect of the ordinary resolutions in relation to the Revised Annual Caps proposed at the Special General Meeting are as follows:

Ordinary Resolutions	FOR	AGAINST	
	Votes (%)	Votes (%)	Total number of votes
1. To approve the revised annual caps under the CP China-CCT Agreement	685,988,644 (99.999052%)	6,500 (0.000948%)	685,995,144
2. To approve the revised annual caps under the CPP Supply Agreement	685,988,644 (99.999052%)	6,500 (0.000948%)	685,995,144

The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as scrutineer for the Special General Meeting for the purposes of taking and monitoring the poll voting.

On behalf of the Board
Pang Siu Chik
Director

Hong Kong, 15 December 2008

As at the date of this announcement, the Board comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanon, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

END